UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

BIOGAN INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

090596 10 7
(CUSIP Number)

Richard B. Raymer, Esq.
Hodgson Russ LLP
150 King Street West, P.O. Box 30, Suite 2309
Toronto, Ontario M5H 1J9
(416-595-2681)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
___________________________________________________________________________________

1.    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Fushan Industrial Co. Ltd. I.R.S. No. 00-0000000

___________________________________________________________________________________

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) __________
        (b) __________

___________________________________________________________________________________

3.    SEC USE ONLY

___________________________________________________________________________________

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

___________________________________________________________________________________

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __________

___________________________________________________________________________________

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        British Virgin Islands

___________________________________________________________________________________

NUMBER OF	7. SOLE VOTING POWER:	16,800,000
SHARES
BENEFICIALLY	8. SHARED VOTING POWER:	0
OWNED BY EACH
REPORTING PERSON	9. SOLE DISPOSITIVE POWER:	16,800,000

	10. SHARED DISPOSITIVE POWER:	0

___________________________________________________________________________________

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         16,800,000 Shares of Common Stock

___________________________________________________________________________________

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

___________________________________________________________________________________

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         15.55%

___________________________________________________________________________________

14.    Type of Reporting Person (See Instructions):

         Corporation (CO)

________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

        The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share; of Biogan International, Inc. ("Issuer") a Delaware Corporation; whose principal executive office is located at 150 King Street West, Suite 2315, Toronto, Ontario, Canada M5H 1J9.

ITEM 2.  IDENTITY AND BACKGROUND.

        The Reporting Person is a British Virgin Island corporation formed in July 19, 2002. The Reporting Person was incorporated for the purpose of effecting a transaction between Biogan International, Inc. and Hechi Industrial Company, Ltd. The Reporting Person has had no business activity and its principal assets are the shares of common stock of Biogan reported herein. The Reporting Person's principal office is located at East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands. Since its incorporation, neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers or members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person received the shares reported herein as a result of a transaction between Biogan International, Inc. and Hechi Industrial Company, Ltd. In order to comply with the laws of the People's Republic of China regarding foreign ownership of Chinese joint venture businesses, the shareholders of Hechi established the Reporting Person for the purpose of effecting the transaction. Under the terms of the transaction, Biogan transferred 16,800,000 shares of common stock and 3,624,000 shares of Series B Convertible Preferred Stock to the Reporting Person in exchange for a 92% equity interest and a 95% profits interest in Guangxi Guanghe Metals Co. Ltd., or GGM.

ITEM 4.  PURPOSE OF TRANSACTION.

        During 1999, the Issuer negotiated an acquisition agreement relating to certain assets of Hechi Industrial Co., Ltd., or Hechi, a Chinese mining company. The transaction with Hechi related to the formation of GGM structured as a Cooperative Joint Venture Company under the laws of the People's Republic of China, or PRC. Pursuant to the agreement, GGM was formed on January 27, 2000 for the purpose of operating a copper smelter to produce blister copper and engaging in the mining and processing of non-ferrous metals in the Guangxi Province of China.

        Effective July 1, 2000, the Issuer entered into an Asset Purchase Agreement with Hechi (the "Asset Purchase Agreement"). The Asset Purchase Agreement provided for the acquisition of certain of Hechi's assets by the Issuer, including Hechi's 9% interest in Gaofeng Mining Company Limited (which owns and operates the Gaofeng mine and processing facilities), 100% interest in the Wuxu Mine and ore processing facilities and 100% interest in the Hechi copper smelter, in exchange for 16,800,000 shares of the Issuer's common stock and 31,300 shares of the Issuer's Series A preferred stock. Under this agreement the Issuer was to hold a 92% equity interest and a 95% profits interest in these assets.

        On July 27, 2001, the Issuer was advised that the transactions contemplated under the original agreements were not in compliance with certain laws of the PRC and, therefore, void.

        Following discussion with Hechi and the Issuer's U.S., Chinese and Canadian legal counsel, on July 19, 2002, the Issuer implemented its transaction with Hechi on a restructured basis, in compliance with Chinese legal requirements. Hechi and the Issuer implemented the revised structure for the acquisition by completing the following steps: (1) the Hechi shareholders established a wholly-owned British Virgin Islands corporation, Fushan Industrial Co. Ltd.; or Fushan, (2) Fushan established a British Virgin Islands corporation, Biogan International (BVI) Inc., or Biogan (BVI); (3) the Issuer and Hechi terminated the Asset Purchase Agreement; (4) the Issuer contributed its interest in GGM to Biogan (BVI) in exchange for a non-interest bearing demand promissory note in the principal amount of $1.7 million; (5) Hechi and the Issuer amended and restated the agreement establishing GGM to provide for the replacement of the Issuer by Biogan (BVI); and (6) Fushan and the Issuer entered into a Share Exchange Agreement (the "Share Exchange Agreement") dated July 19, 2002 pursuant to which the Issuer acquired 100% of Biogan (BVI) in exchange for 16,800,000 shares of the Issuer's common stock and 3,624,000 shares of the Issuer's Series B Convertible Preferred Stock.  As a result of these transactions, the Issuer acquired, as intended under the original transaction with Hechi, a 92% equity interest and a 95% profits interest in GGM. which holds a 9% interest in the Gaofeng mine.

        The Reporting Person does not have any plans or proposals would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As a result of the transaction referenced in Item 4, the Reporting Person beneficially owns 16,800,000 shares of Common Stock of the Issuer as to which it may be deemed to have sole voting and sole dispositive power. The shares constitute 15.55% of the currently outstanding common stock of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                 RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

10.1	Share Exchange Agreement by and between the Registrant and Fushan Industrial Co. Ltd, dated as of July 19, 2002 (incorporated herein by reference to the Registrant's form 10-KSB for the period ended December 31, 2001 filed with the Securities and Exchange Commission on August 2, 2002).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2002	Fushan Industrial Co. Ltd.

By: /s/ Xiao Shulan
Name: Xiao Shulan Title: Chairwoman